Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                              February 26, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8597
        Dividend Growers and Tax-Advantaged Income Portfolio, Series 23
                                 (the "Trust")
                      CIK No. 1796779 File No. 333-236312
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Registration Statement
______________________

      1. PLEASE INCLUDE THE SIGNATURE FOR THE CHIEF EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL ACCOUNTING OFFICER OR COMPTROLLER AND MAJORITY OF TRUSTEES OF THE GENERAL PARTNER. PLEASE ALSO INCLUDE A NEW POWER OF ATTORNEY.

      Response: The final Registration Statement for the Trust will be updated in accordance with this comment.

Risk Factors
____________

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal securities issued by any jurisdiction experiencing financial distress.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            ____________________
                                            Daniel J. Fallon